Midstates Petroleum Company, Inc.

Midstates Petroleum Company LLC

321 South Boston Avenue, Suite 1000

Tulsa, Oklahoma 74103

(918) 947-8550

October 13, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-207262) of Midstates Petroleum Company, Inc. and Midstates Petroleum Company LLC (the “Registrants”)

Dear Mr. Schwall:

On behalf of the Registrants, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 1:00 p.m., Washington, D.C. time, on October 15, 2015, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Registrants hereby acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786.

Very truly yours,

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ Nelson M. Haight
Name:	Nelson M. Haight
Title:	Executive Vice President and Chief Financial Officer

MIDSTATES PETROLEUM COMPANY LLC

By:	/s/ Nelson M. Haight
Name:	Nelson M. Haight
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Acceleration Request — 12% Third Lien Notes